UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to

Commission file number 0-07977

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

NORDSON EMPLOYEES' SAVINGS TRUST PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Retirement Committee, and Plan Participants
Nordson Employees’ Savings Trust Plan
Westlake, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statement of Net Assets Available for Benefits of the Nordson Employees’ Savings Trust Plan (“Plan”) as of December 31, 2023 and 2022, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and supplemental schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
We have served as the Plan's auditor since 2006

Cleveland, Ohio
June 28, 2024

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Nordson Employees' Savings Trust Plan

	December 31
	2023	2022
ASSETS
Investments, at fair value:	$749,460,961	$682,703,532

Receivables:
Employee contributions	—	267
Employer contributions	3,708,563	3,026,875
Notes receivable from participants	7,788,817	7,598,746
Dividends	398,960	421,487
Total Receivables	11,896,340	11,047,375
TOTAL ASSETS	761,357,301	693,750,907

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$761,357,301	$693,750,907

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Nordson Employees' Savings Trust Plan

	Year Ended December 31
	2023	2022
Additions to Net Assets Attributed to:
Contributions:
Employer	$11,811,069	$11,545,236
Employee	27,802,270	28,613,961
Rollover	2,444,296	5,457,946
Total Contributions	42,057,635	45,617,143

Interest income - notes receivable from participants	474,498	377,571

Investment Income (Loss):
Interest and dividend income	12,808,117	13,036,085
Net unrealized/realized appreciation (depreciation)	99,410,123	(131,733,276)
Net Investment Income (Loss)	112,218,240	(118,697,191)

Deductions from Net Assets Attributed to:
Benefits paid to participants	86,901,506	77,193,874
Expenses	396,630	328,972
Total Deductions	87,298,136	77,522,846

Net Increase (Decrease) Before Transfers	67,452,237	(150,225,323)

Transfer from Another Plan:
Nordson Hourly-Related Employees’ Savings Trust Plan	154,157	135,063

Net Increase (Decrease)	67,606,394	(150,090,260)

Net Assets Available for Benefits:
Beginning of the Year	693,750,907	843,841,167
End of the Year	$761,357,301	$693,750,907

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan
The following description of the Nordson Employees' Savings Trust Plan ("Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.
General:
The Plan, which began March 16, 1962, is a defined contribution plan covering certain salaried, full-time and part- time, domestic employees of Nordson Corporation ("Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
The Plan was restated effective January 1, 2023 to incorporate all prior amendments and to state the terms of the related trust in a separate agreement.
Effective December 21, 2020, the assets of the Nordson Corporation Non-Union Employees Stock Ownership Plan (NUESOP) were merged into the Plan. The assets of the NUESOP became a fund within the Plan. Participants can diversify the assets within the NUESOP fund into any other funds within the Plan at any time. Only employees who were participants in the NUESOP on July 1, 2013 and whose participation has not otherwise terminated continue to be eligible for the NUESOP fund.
In 2021, the Plan was amended to comply with the requirements of the Bipartisan Budget Act of 2018 and final Treasury Regulations regarding hardship withdrawals, the Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019 and the Coronavirus Aid, Relief and Economic Security (CARES) Act.
Effective January 1, 2021, eligible employees of Fluortek, Inc. became participants in the Plan and on July 1, 2021, the assets of Fluortek, Inc. 401(k) Savings Plan were merged into the Plan.
Effective February 1, 2021, the Company finalized the sale of its screws and barrels product line. Participant balances were transferred out of the Plan to the Xaloy 401(k) Plan in 2021.
Effective March 1, 2022, the Company will make an additional 3% nonelective employer contribution on an annual basis for employees who opted out of the Nordson Salaried Employees Pension Plan and are actively employed through December 31 of each year.
Eligibility:
All salaried and non-union hourly domestic employees of the Company are eligible to become active participants in the Plan beginning with the first payroll period after completion of one hour of service.
Contributions:
Participants may elect between 1% and 30% of their compensation to be contributed to the Plan by the Company. Participant contributions can be designated as a Roth contribution, a pre-tax contribution or a combination of the two types of participant contributions. Certain higher-paid participants may be limited to a lesser percentage. Effective January 1, 2019, unless otherwise elected, new employees will be auto-enrolled into the Plan after 30 days of employment with pre-tax contributions in an amount equal to a percentage determined by the Nordson Retirement Committee, currently 6% of their compensation.
Effective January 1, 2019, participant pre-tax contributions will automatically increase by 1% each year until a contribution rate equal to a percentage determined by the Nordson Retirement Committee is reached, currently 10%.
The automatic enrollment provision does not apply to Roth 401(k) contributions. Participants can opt out of the automatic increase program.
Post-tax Employee Contribution - Participants may elect between 1% and 5% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.
Total pre-tax, Roth and post-tax employee contributions may not exceed 30%.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan, Continued
Contributions, continued:
Employer Contributions - The Company makes matching contributions equal to 50% of each participant’s contributions, which are attributable to the first 6% of compensation, subject to Plan restrictions. Effective July 1, 2021, the Company will also make an additional 3% nonelective employer contribution on an annual basis for employees hired or rehired on or after July 1, 2021 and actively employed through December 31 of each year.
The Company may also make additional discretionary contributions, if authorized by its Board of Directors; however, no such discretionary contributions were made for the years presented. Each year, the Company may also make discretionary contributions to the NUESOP portion of the plan. For 2023 and 2022, there were no NUESOP contributions.
Contributions from Plan participants and from the Employer are recorded in the year in which the employee contributions are withheld from compensation.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan agreement.
Participants’ Accounts:
A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically as follows:
a)As of the date with respect to which the contribution was earned.
b)Daily for a pro rata share of each respective fund’s net investment income, determined by the percentage increase or decrease in the value of the fund.
c)Annually for a pro rata share of forfeitures attributable to matching employer contributions, determined by the ratio that each active participant’s separate account balance on the allocation date bears to the aggregate separate account balances for all active participants on the allocation date.
Vesting:
Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.
Forfeitures:
Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures are available for allocation after the earlier of a five-year period commencing from the date on which the participant's employment was terminated or upon the participant requesting a distribution. Forfeitures available to be allocated are fully allocated to the remaining participants. Forfeitures allocated were $334,364 (2023) and $362,461 (2022). Forfeitures available to be allocated were $564,672 (2023) and $334,443 (2022).
Notes Receivable from Participants:
Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable are repaid over a period not to exceed five years.
Effective March 1, 2022 a participant is permitted to take out two loans, which may include either: Two General Purpose Loans, or One General Purpose Loan and One Residential Loan. A Residential Loan is a loan taken for the purpose of purchasing a primary residence. Participants with two outstanding General Purpose Loans as of the March 1, 2022 effective date will not be permitted to take an additional loan until one of the General Purpose Loans is repaid.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan, Continued
Notes Receivable from Participants, continued:
The notes receivable are secured by the balance in the participant's account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits:
Upon retirement after age 55 or death or disability, if earlier, the balance in the separate account is paid to the participant or beneficiaries either in a lump sum or installments. A participant who has attained age 59 1/2 can also elect to withdraw amounts from their separate account. Until distribution, each account shall participate in the allocation of earnings and appreciation or depreciation of assets.
If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee's contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer's matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%.
Benefit payments to participants are recorded upon distribution.
Investment Options:
Participants can direct their contributions in 1% increments in any of the investment funds offered by the Plan.
Company match contributions made on behalf of participants are invested according to the participant's investment elections or into the Plan's default fund if no investment elections exist.
Effective April 1, 2021, future investment contributions and investment transfers into Nordson Stock are capped at 50% of the total investments in the participant's account.
2    Summary of Significant Accounting Policies
Basis of Accounting:
The Plan’s transactions are reported on the accrual basis of accounting.
Investment Valuation:
Investments are reported at fair value. Investments in equity and debt securities traded on a national exchange and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value, as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest. Contract value approximates fair value. Common/collective funds are valued using the net asset value provided by the administrator of the fund, less liabilities.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.
Notes Receivable from Participants:
Notes receivable from participants are valued at unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. Delinquent participant loans are deemed distributions based on the terms of the Plan document.

NOTES TO FINANCIAL STATEMENTS

2    Summary of Significant Accounting Policies, Continued
Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Risks and Uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
3    Tax Status
On December 29, 2016, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s Administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2023, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.
4    Fair Value Measurements
Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.
The guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described as follows:
•Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

NOTES TO FINANCIAL STATEMENTS
4    Fair Value Measurements, Continued
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan. There have been no changes in the methodologies used at December 31, 2023 or 2022.
Mutual Funds: The mutual funds are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market, thus the mutual funds are classified within Level 1 of the hierarchy.
Money Market Funds: The money market funds are public investment vehicles that are valued with a NAV of $1. This NAV is a quoted price in an active market, thus these investments are classified within Level 1 of the hierarchy.
Common/Collective Funds: Common/collective funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the assets owned by the funds, less liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective funds, the investment advisor reserves the right to temporarily delay withdrawal from the funds in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are not quoted on an active market.
Nordson Corporation Common Stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.
Investment Contract: This is an investment in a group annuity contract with Mass Mutual, which guarantees a fixed interest rate each year. The asset is valued at the fair value, as reported by Mass Mutual. This contract does not hold any specific assets. This investment is classified within Level 3 of the hierarchy.
Annuity: This annuity is invested with National Western Life. The asset is valued at contract value, as reported by National Western Life. This investment is classified within Level 3 of the hierarchy.
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2023:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$24,644,411	$—	$—	$24,644,411
Mutual Funds	185,806,700	—	—	185,806,700
Investment Contract	—	—	58,725,459	58,725,459
Annuity	—	—	79,182	79,182
Nordson Corporation Common Stock	151,843,923	—	—	151,843,923
Total Investments in the Fair Value Hierarchy	$362,295,034	$—	$58,804,641	421,099,675
Investments measured at Net Asset Value:
Common/Collective Funds				328,361,286
Total Investments at Fair Value				$749,460,961

NOTES TO FINANCIAL STATEMENTS
4    Fair Value Measurements, Continued
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2022:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$22,680,747	$—	$—	$22,680,747
Mutual Funds	159,692,170	—	—	159,692,170
Investment Contract	—	—	61,136,702	61,136,702
Annuity	—	—	76,137	76,137
Nordson Corporation Common Stock	154,147,395	—	—	154,147,395
Total Investments in the Fair Value Hierarchy	$336,520,312	$—	$61,212,839	397,733,151
Investments measured at Net Asset Value:
Common/Collective Funds				284,970,381
Total Investments at Fair Value				$682,703,532
The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2023:

	Investment Contract	Annuity	Total
Balance - Beginning of the Year	$61,136,702	$76,137	$61,212,839
Investment income	1,804,546	3,045	1,807,591
Sales/share redemptions	$(4,215,789)		$(4,215,789)
Balance - End of the Year	$58,725,459	$79,182	$58,804,641
The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2022:

	Investment Contract	Annuity	Total
Balance - Beginning of the Year	$59,356,022	$73,208	$59,429,230
Investment income	1,780,680	2,929	1,783,609
Balance - End of the Year	$61,136,702	$76,137	$61,212,839

NOTES TO FINANCIAL STATEMENTS
4    Fair Value Measurements, Continued
The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of value for those inputs as of December 31, 2023 and December 31, 2022:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Investment	$58,725,459	Amounts	Guaranteed	3.0%	N/A
contract	(2023);	invested, less	interest rates	for 2023
	$61,136,702	withdrawals,		and 2022
	(2022)	plus interest at
guaranteed rate
Annuity	$79,182	Amounts	Guaranteed	Two tiers, one	N/A
	(2023);	invested, less	interest rates	at 4.0% and
	$76,137	withdrawals,		one at 6.0%
	(2022)	plus interest at		(2023 & 2022)
guaranteed rate
5    Party-in-Interest Transactions
Certain legal, accounting and administrative expenses are paid by the Company. The Plan also invests in the common stock of the Company. John Hancock Retirement Plan Services (“John Hancock”) provides certain administrative services to the Plan pursuant to a service agreement between the Company and John Hancock.
Plan expenses are charged directly to participants. Fees are charged monthly.
On a quarterly basis, participants will receive an administrative credit to the investment fund that incurred the charge. The credits will vary by participant based upon the investments in the participant’s account. John Hancock also receives revenue from certain mutual fund companies or other investment providers pursuant to service agreements that John Hancock maintains in connection with services provided to the Plan. The revenue generated will be used for the payment of ERISA-qualified Plan administrative expenses, as determined by the Plan Administrator. To the extent the revenue received into the Plan exceeds the Plan’s administrative expense, the excess will be allocated on an annual basis to participants with account balances as of March 31 of the following year.
The Plan also has arrangements with various service providers, and these arrangements qualify as party-in-interest transactions.
6    Subsequent Events
Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

As of June 10, 2024, the Plan transitioned to a new recordkeeper and Trustee (Fidelity).

The investment options available in the 401(k) Plan did not change as part of the transition. Participant investments as of market close on June 7, 2024, transferred to the same investments at Fidelity (called a reregistration, or in-kind transfer) and will remain invested in the market during the transition.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Nordson Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 002
December 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Allspring Government Money Market Fund (Class A)	3,153,218	Shares, Money Market Fund	$3,153,218
	Allspring Government Money Market Fund (Class Inst)	21,491,193	Shares, Money Market Fund	21,491,193
	KeyBank NA Managed Guaranteed Investment Contract Fund	1,386	Shares, Guaranteed Investment Contract	41,495
	Loomis Sayles Core Plus Bond Fund (Class Y)	2,133,345	Shares, Mutual Fund	24,960,136
	MainStay Winslow Large Cap Growth (Class I)	7,304,165	Shares, Mutual Fund	78,373,694
	Mass Mutual	3.00%	Group Annuity Contract #30237401	58,725,459
	MFS Institutional International Equity Fund	662,138	Shares, Collective Fund	11,713,221
	MFS International New Discovery Fund (Class R4)	577,028	Shares, Mutual Fund	17,553,181
	National Western Annuities	79,182	Shares, Group Annuity Contract	79,182
*	Nordson Corporation Common Stock	574,818	Shares, Common Stock	151,843,923
	Northern Trust Aggregate Bond Index Fund Non-Lending (Tier III)	26,497	Shares, Collective Fund	3,278,239
	Northern Trust Collective All Country World Index (ACWI) ex-US Fund Non-Lending	8,784	Shares, Collective Fund	1,725,794
	Northern Trust Collective Extended Equity Market Index Fund Non-Lending (Tier III	82,989	Shares, Collective Fund	26,316,609
	Northern Trust S&P 500 Index Fund Non-Lending	191,786	Shares, Collective Fund	90,020,696
	State Street Target Retirement Income Non-Lending Series Fund (Class M)	238,316	Shares, Collective Fund	3,502,295
	State Street Target Retirement 2020 Non-Lending Series Fund (Class M)	591,575	Shares, Collective Fund	9,643,265
	State Street Target Retirement 2025 Non-Lending Series Fund (Class M)	1,339,203	Shares, Collective Fund	23,765,489
	State Street Target Retirement 2030 Non-Lending Series Fund (Class M)	1,665,648	Shares, Collective Fund	31,041,023
	State Street Target Retirement 2035 Non-Lending Series Fund (Class M)	1,124,621	Shares, Collective Fund	21,589,356
	State Street Target Retirement 2040 Non-Lending Series Fund (Class M)	969,106	Shares, Collective Fund	19,077,817
	State Street Target Retirement 2045 Non-Lending Series Fund (Class M)	825,332	Shares, Collective Fund	16,645,289
	State Street Target Retirement 2050 Non-Lending Series Fund (Class M)	640,300	Shares, Collective Fund	13,046,744
	State Street Target Retirement 2055 Non-Lending Series Fund (Class M)	787,733	Shares, Collective Fund	16,065,035
	State Street Target Retirement 2060 Non-Lending Series Fund (Class M)	228,220	Shares, Collective Fund	4,370,634
	State Street Target Retirement 2065 Non-Lending Series Fund (Class M)	128,599	Shares, Collective Fund	1,709,209
	T. Rowe Price Institutional Large Cap Value Fund	821,536	Shares, Mutual Fund	18,435,274
	Vanguard Balanced Index Fund (Admiral)	1,042,485	Shares, Mutual Fund	46,484,416
	Wellington SMID Cap Research Equity Portfolio (Series 1)	1,848,597	Shares, Collective Fund	34,809,075
				749,460,961
*	Participant loans	Participant loans (interest ranging from 3.25% to 9.5%)		7,788,817
				$757,249,778
*    Party-in-interest to the Plan.

Exhibits

The following exhibit is filed herewith:
Exhibit No.
23-a    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

Date:	June 28, 2024
		By	/s/ Stephen Shamrock
Stephen Shamrock
Chief Accounting Officer
Nordson Corporation